Exhibit 11.2

NIO INC.

Statement of PolicIES

Governing Material non-public Information and

The Prevention of InsideR Trading

(Adopted by the Board of Directors of NIO Inc. and effective on September 11, 2018, and amended on November 3, 2023)

This Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (this “Statement”) applies to all directors, officers, employees and consultants of NIO Inc. and its subsidiaries and affiliated entities (collectively, the “Company”) and extends to all activities within and outside an individual’s duties at the Company.

Every director, officer, employee and consultant of the Company must review this Statement, and when requested by the Company, must execute and return the Certificate of Compliance attached hereto to the Chief Compliance Officer within seven (7) calendar days after receiving the request.

This Statement consists of three sections: Section 1 provides an overview; Section 2 sets forth the Company’s policies prohibiting insider trading; and Section 3 explains insider trading.

1.	Summary
1.1.

Preventing insider trading is necessary to comply with applicable U.S., Hong Kong and Singapore securities laws and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with it. “Insider trading” occurs when any person purchases or sells any securities while in possession of inside information relating to the securities. As explained in Section 3 below, “inside information” is information which is considered to be both “material” and “non-public.”

1.2.

The Company considers strict compliance with the policies set forth in this Statement (collectively, the “Policy”) to be a matter of utmost importance. Violation of the Policy could cause extreme reputational damage and possible legal liability to you and the Company. Knowing or willful violations of the letter or spirit of the Policy will be grounds for immediate dismissal from the Company. Violation of the Policy might expose the violator to severe criminal penalties, as well as civil liability to any person harmed by the violation. The monetary damages flowing from a violation could be multiple times the profit realized by the violator, not to mention the attorney’s fees of the persons harmed.

1.3.

The Board of Directors of NIO Inc. has appointed the Chief Financial Officer of NIO Inc., as the Chief Compliance Officer. Questions regarding this Statement should be directed to the Chief Compliance Officer.

2.	Policies Prohibiting Insider Trading

For purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options or other share-based awards granted by the Company and the exercise of options or vesting of other share-based awards that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth below. The Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold ordinary shares or American Depositary Shares (“ADSs”) subject to an option or other award to satisfy tax withholding requirements.

2.1.

No Trading – No director, officer, employee or consultant of the Company may purchase or sell any ADSs, ordinary shares or other securities of the Company or enter into a binding security trading plan in compliance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (a “Trading Plan”) while in possession of material non-public information relating to the Company or its ADSs, ordinary shares or other securities (the “Material Information”).

In the event that the Material Information possessed by you relates to the ADSs, ordinary shares or other Company securities, the above policy will require waiting for at least forty-eight (48) hours after public disclosure of the Material Information by the Company, which forty-eight (48) hours shall include in all events at least one full Trading Day on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and The Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) following the public disclosure. The term “Trading Day” is defined as follows:

(a)	in relation to the New York Stock Exchange, as a day on which the New York Stock Exchange is open for trading;
(b)	in relation to the Hong Kong Stock Exchange, as a day on which the Hong Kong Stock Exchange is open for trading; and
(c)	in relation to the Singapore Exchange, as a day on which the Singapore Exchange is open for trading.

Except for public holidays in the United States, Hong Kong and Singapore (as the case may be), the New York Stock Exchange regular trading hours are from 9:30 a.m. to 4:00 p.m., New York time, Monday through Friday; the Hong Kong Stock Exchange’s regular trading hours are from 9:30 a.m. to 4:00 p.m., Hong Kong time, Monday through Friday; and the Singapore Exchange’s regular trading hours for full day trading are from 9:00 a.m, to 12:00 p.m., and 1:00 p.m. to 5.00 p.m., Singapore Standard Time, Monday through Friday.

In addition, no director, officer, employee or consultant of the Company may purchase or sell any Company securities or enter into a Trading Plan, without the prior clearance by the Chief Compliance Officer, during any period designated as a “limited trading period” by the Company, regardless of whether such director, officer, employee or consultant possesses any Material Information.

Furthermore, all transactions in Company securities (including without limitation, acquisitions and dispositions of the ADSs, the sale of ordinary shares issued upon exercise of options or vesting of other share-based awards and the execution of a Trading Plan, but excluding the acceptance of options or other share-based awards granted by the Company and the exercise of options or vesting of other share-based awards that does not involve the sale of securities) by directors, officers and key employees designated by the Company from time to time must be pre-approved by the Chief Compliance Officer.

Please see Section 3 below for an explanation of the Material Information.

2.2.

Trading Window – Assuming none of the “no trading” restrictions set forth in Section 2.1 above applies, no director, officer, employee or consultant may purchase or sell any securities of the Company or enter into a Trading Plan other than during a Trading Window.

A “Trading Window” is the period in any fiscal quarter of the Company commencing at the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the prior year or the prior quarter, as applicable, and ending on December 31, March 31, June 30, or September 30, as the case may be.

In other words,

(a)

beginning on January 1 of each year, no director, officer, employee or consultant of the Company may purchase or sell any securities of the Company or enter into a Trading Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal year and the fiscal quarter ended on December 31 of the prior year, and

(b)

beginning on April 1, July 1 and October 1 of each year, respectively, no director, officer, employee or consultant of the Company may purchase or sell any securities of the Company or enter into a Trading Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal quarter ended on March 31, June 30 and September 30 of that year, respectively.

If the Company’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four hours before the New York Stock Exchange, the Hong Kong Stock Exchange or the Singapore Exchange closes (as appropriate), then the date of disclosure is considered to be the first Trading Day of the New York Stock Exchange, the Hong Kong Stock Exchange or the Singapore Exchange (as the case may be) following the public disclosure.

Please note that trading in any Company securities during the Trading Window is not a “safe harbor,” and all directors, officers, employees and consultants of the Company should strictly comply with the Policy.

When in doubt, do not trade! Check with the Chief Compliance Officer first.

Notwithstanding the foregoing, sale of the Company’s ADSs pursuant to an existing Trading Plan which was entered into in accordance with the Policy and in compliance with applicable law is not subject to the restrictions on trading in Sections 2.1 and 2.2 above.

2.3.

No Tipping – No director, officer, employee or consultant of the Company may directly or indirectly disclose any Material Information to anyone who trades, or whom such director, officer, employee or consultant knows, or ought reasonably to know, is likely to trade in securities (so-called “tipping”), regardless of whether the person or entity who receives the information, the “tippee,” is related to you and regardless of whether you receive any monetary benefit from the tippee.

2.4.

Confidentiality – No director, officer, employee or consultant of the Company may communicate any Material Information to anyone outside the Company under any circumstances unless approved by the Chief Compliance Officer in advance, or to anyone within the Company other than on a need-to-know basis.

2.5.

No Comment – No director, officer, employee or consultant of the Company may discuss any internal matters or developments of the Company with anyone outside of the Company, except as required for the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities by the financial press, research analysts or others, or any requests for comments or interviews, you are required to decline comment and direct the inquiry or request to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of information of the Company to the investing public, analysts and others in compliance with applicable laws and regulations.

2.6.

Corrective Action – If you become aware that any potential Material Information has been or may have been inadvertently disclosed, you must notify the Chief Compliance Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

2.7.

Rule 10b5-1 Trading Plans – Rule 10b5-1 provides an affirmative defense against insider trading liability under U.S. securities laws. A person subject to this Policy can rely on this defense and trade in the Company’s ADSs, regardless of their awareness of inside information, if the transaction occurs pursuant to a pre-arranged written Trading Plan that was entered into when the person was not in possession of material non-public information and that complies with the requirements of Rule 10b5-1.

Anyone subject to this Policy who wishes to enter into a Trading Plan must submit the Trading Plan to the Chief Compliance Officer for approval at least ten business days prior to the planned entry into the Trading Plan. Trading Plans may not be adopted by a person when he or she is in possession of material non-public information about the Company or its securities and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

Once a Trading Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date(s) of the trade(s). You may amend or replace a Trading Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Trading Plan to the Chief Compliance Officer for approval prior to adoption. You must provide notice to the Chief Compliance Officer prior to terminating a Trading Plan. You should understand that a modification or termination of a Trading Plan may call into question your good faith in entering into and operating the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

3.	Explanation of Insider Trading

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material” “non-public” information relating to Company, its shareholders or officers, and its securities. “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments, as well as securities-based derivatives contracts. “Purchase” and “sale” are defined broadly under the U.S. federal and other applicable securities laws. “Purchase” includes not only the actual purchase of a security, but also subscriptions, and any contract or arrangement to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract or arrangement to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to a security. It is generally understood that “insider trading” includes the following:

(a)	trading by insiders while in possession of material non-public information;
(b)	insiders procuring another person to subscribe for, purchase or sell or enter into an agreement to do any of the foregoing, while in possession of material non-public information;
(c)

trading by persons other than insiders while in possession of material non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; and

(d)	communicating or tipping material non-public information to others, including recommending the purchase or sale of a security while in possession of material non-public information.

As noted above, for purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options or other share-based awards granted by the Company thereof and the exercise of options or vesting other share-based awards that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the Policy.

3.1.	What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the securities. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) information concerning:

(a)	dividends;
(b)	corporate earnings or earnings forecasts, or changes to previously released earnings announcements or guidance;
(c)	changes in financial condition or asset value;
(d)	changes in control and control agreements;
(e)	changes in directors service contracts;
(f)	changes in auditors or any other information related to the auditors activity;
(g)	changes in the share capital;
(h)	changes to the memorandum and articles (or equivalent constitutional documents);
(i)	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;
(j)	significant new contracts or the loss of a significant contract;
(k)	significant new products or services;
(l)	significant marketing plans or changes in such plans;
(m)	capital investment plans or changes in such plans;
(n)	material litigation, administrative action or governmental investigations or inquiries about the Company, any of its affiliated companies, or any of its officers or directors;
(o)	significant borrowings or financings;
(p)	defaults on borrowings;
(q)	new equity or debt offerings, including issuing of debt securities, convertible instruments, options or warrants to acquire or subscribe for securities;
(r)	adoption of repurchase plans or amendment of existing repurchase plans;
(s)	significant personnel changes;
(t)	a cybersecurity incident or risk that may adversely impact the Company’s business, reputation or share value;
(u)	changes in accounting methods and write-offs;
(v)	filing of winding up petitions, the issuing of winding up orders or the appointment of provisional receivers or liquidators; and
(w)	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade.

3.2.	What is Non-public?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through widely-spread media or filings with the United States Securities and Exchange Commission or publications on the websites of the Hong Kong Stock Exchange or the Singapore Exchange. Circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty-eight (48) hours following publication as a reasonable waiting period before such information is deemed to be public.

3.3.	Who is an Insider?

“Insiders” include directors, officers, employees and consultants of a company and anyone else who has material non-public information about a company, such as persons connected by professional or business relationship, or transaction counterparties privy to the material non-public information. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material non-public information relating to the company’s securities. All directors, officers, employees and consultants of the Company are considered insiders with respect to material non-public information about business, activities and securities of the Company. The directors, officers, employees and consultants of the Company may not trade the Company’s securities while in possession of material non-public information relating to the Company or tip (or communicate except on a need-to-know basis) such information to others.

It should be noted that trading by household members of a director, officer, employee or consultant can be the responsibility of such director, officer, employee or consultant under certain circumstances and could give rise to legal and Company-imposed sanctions.

3.4.	Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material non-public information to a third party (a “tippee”), and insider trading violations are not limited to trading or tipping by insiders. In addition to the insiders who have communicated or tipped material non-public information to a third party, persons other than insiders also can be liable for insider trading, including tippees who trade on material non-public information tipped to them or individuals who trade on material non-public information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material non-public information tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the material non-public information along to others who trade on such information. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

3.5.	Penalties for Engaging in Insider Trading

3.5.1.Penalties under the U.S. Laws

Penalties for trading on or tipping material non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in the unlawful conduct and their employers. The United States Securities and Exchange Commission and the United States Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the U.S. federal securities laws include:

(a)	administrative sanctions;
(b)	sanctions by self-regulatory organizations in the securities industry;
(c)	civil injunctions;
(d)	damage awards to private plaintiffs;
(e)	disgorgement of profits gained by the violator;
(f)	civil fines for the violator of up to three times the amount of profit gained or loss avoided by the violator;
(g)

civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of approximately US$2,500,000 or three times the amount of profit gained or loss avoided by the violator;

(h)	criminal fines for individual violators of up to US$5,000,000 (US$25,000,000 for an entity); and
(i)	jail sentences of up to 20 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the U.S. federal securities laws. Other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), also may be violated upon the occurrence of insider trading.

3.5.2.Penalties under the Hong Kong Laws

Insider trading is regulated by the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), which creates dual civil and criminal insider trading regimes. The Market Misconduct Tribunal, an independent body established under the SFO and chaired by a judge or former judge of the High Court of Hong Kong with two other members, conducts civil proceedings and, where appropriate, imposes civil sanctions against those it determines to be wrongdoers. Though The Market Misconduct Tribunal has no power to order the imprisonment of anyone found liable, the reputational and financial consequences of a finding of liability for mishandling material non-public information might be significant. A finding of liability by the Market Misconduct Tribunal is typically followed by orders which can include the following:

(a)

Fines: listed companies and their directors found liable by the Market Misconduct Tribunal for failing to disclose insider information on a timely basis may be subjected to fines of up to HK$8,000,000.

(b)	Disgorgement: market participants may be required to disgorge any profit made or loss avoided as a result of the insider trading.
(c)	Disqualification: market participants may be disqualified from being a director of a company or otherwise taking part in the management of a company for up to five years.
(d)	Cold Shoulder: market participants may be barred from dealing in Hong Kong in securities or futures contracts for up to five years.
(e)

Costs: market participants may be liable to pay the Hong Kong Government its costs and expenses in relation to the Market Misconduct Tribunal proceedings and to pay up to the Securities and Futures Commission its costs and expenses in relation to its participation in the proceedings as well as its investigations of the conduct of such participants before or for the purpose of those proceedings.

The maximum criminal sanctions under the SFO for insider trading offense is 10 years and fines of up to HK$10,000,000. In addition, the Hong Kong court may make disqualification, could shoulder and disciplinary referral orders. Failure to comply with a disqualification or cold shoulder order is an offense liable to maximum fines of HK$1,000,000 and up to two years’ imprisonment.

Additionally, the SFO provides a private right of civil action against any person who has committed insider trading in favor of anyone who has suffered a pecuniary loss as a result, unless it is fair, just and reasonable that the perpetrator should not be liable.

3.5.3.Penalties under Singapore Laws

Insider trading is generally regulated under the Singapore Securities and Futures Act 2001 (the “SFA”). Any person who contravenes the insider trading prohibitions under the SFA may face either criminal prosecution, civil penalties imposed by the Monetary Authority of Singapore, or civil liabilities. These are summarized below:

(a)

Criminal penalty: a contravening party shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$250,000 or to imprisonment for a term not exceeding seven years or to both. A corporation shall be liable on conviction to a fine not exceeding S$500,000. Criminal penalties will only apply if no civil penalty (as described below) has been ordered against a contravening party;

(b)

Civil penalty: a contravening party may be liable for a civil penalty ordered by the court or agreed with the MAS. a sum not exceeding the greater of (a) 3 times the amount of profit gained or amount of loss avoided, as a result of the contravention; or (b) S$2,000,000. Such amount must not be less than S$100,000 in the case of a corporation, and S$50,000 in any other case; or

(c)	Civil liability: a person who commits insider trading and gains a profit or avoids a loss in the process, shall be liable to pay compensation to any person who has suffered loss while trading contemporaneously with the contravening person, regardless of whether the contravening person has been convicted or has had a civil penalty imposed on him in respect of the contravention.

An officer or agent of a company who commits insider trading may also face sanctions under the Singapore Companies Act 1967. He/she may be prosecuted for improper use of insider information to gain an advantage for himself/herself or for any other person or to cause detriment to the company. Upon conviction, such person will be liable to the company for any profit made by him/her or for any damage suffered by the company as a result of the breach of the provision and to a fine not exceeding S$5,000 or to an imprisonment term of up to 12 months.

3.6.	Material Non-public Information Regarding Other Companies

This Policy and the guidelines described herein also apply to material non-public information relating to other companies, including the Company’s customers, vendors and suppliers (“Business Partners”), particularly when that information is obtained in the course of employment with, or other services performed by, or on behalf of, the Company. Civil and criminal penalties, and discipline, including termination of employment for cause, may result from trading on material non-public information regarding the Company’s Business Partners. Each individual should treat material non-public information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

3.7.	Individual Responsibility

Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the person whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in the Company’s securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws concerning trading while in possession of material non-public information as if the transactions were for your own account.